Exhibit 12
DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

39 Weeks Ended
October 30,
2005
Income before provision for income taxes	$168

Add: Total fixed charges (per below)	14,106

Less: Capitalized interest	340

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$13,934

Ratio of earnings to fixed charges	0.99

Fixed charges:
Interest expense **	5,357

Capitalized interest	340

Estimate of interest included in rental expense ***	8,409

Total fixed charges	$14,106

**	Interest expense includes interest in association with debt and amortization of debt issuance costs.

***	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).